Exhibit 99.1





                      NORTH EUROPEAN OIL ROYALTY TRUST


                 CALCULATION OF COST DEPLETION PERCENTAGE
                           FOR 2012 CALENDAR YEAR
                              BASED ON THE
               ESTIMATE OF REMAINING PROVED PRODUCING RESERVES
                        IN THE NORTHWEST BASIN OF THE
                         FEDERAL REPUBLIC OF GERMANY
                            AS OF OCTOBER 1, 2012



























                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     1717 St. James Place, Suite 460
                          Houston, Texas 77056

                             (713) 622-8955

                    T A B L E   O F   C O N T E N T S




Discussion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Description of Holdings . . . . . . . . . . . . . . . . . . . . . . . . 2-3

Oldenburg Area - Sales and Reserves . . . . . . . . . . . . . . . . . . . 4

Total Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Gross Reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

Limitations of Available Data . . . . . . . . . . . . . . . . . . . . . 5-7

Calculation of Cost Depletion Percentage  . . . . . . . . . . . . . . . 7-8

Attachment A:
     Reserve Summary and Five Year Net Sales History  . . . . . . . . . . 9

Attachment B:
     Calculation of Cost Depletion Percentage . . . . . . . . . . . . 10-11

Securities and Exchange Commission - Definitions of Reserves . . . .  12-17

Certificate of Qualification  . . . . . . . . . . . . . . . . . . . . .  18

                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     1717 St. James Place, Suite 460
                          Houston, Texas 77056

                             (713) 622-8955



                                                        November 29, 2012

The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701

                                  Ref: North European Oil Royalty Trust
                                       Calculation of the Cost Depletion
                                       Percentage for the Calendar Year 2012


Trustees:

     In accordance with the request of the Trustees of North European Oil Royalty Trust (the "Trustees"), the firm of Ralph E. Davis Associates, Inc. ("Davis Associates") of Houston, Texas has performed the calculations necessary to derive the cost depletion percentage for the 2012 calendar year. The cost depletion percentage was prepared for use by individual Trust unit owners in their tax preparations. In order to perform the calculation of the cost depletion percentage we were further requested by the Trustees to prepare a report of the estimated remaining proved producing reserves attributable to the overriding royalty interests of North European Oil Royalty Trust (the "Trust") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 2012.

     We have reviewed all available information with respect to 100% of the Trust's proved developed properties utilized in the calculation of the cost depletion percentage as discussed later in this report. It is our opinion that these properties represent all of the Trust's assets that may be classified as proved for this purpose as per the Securities and Exchange Commission directives as detailed later in this report.

     The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210 Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application Section 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 2
For the Calendar Year 2012


     The proved producing reserves are as of October 1, 2012 and the reported sales are for the twelve month period ending September 30, 2012. The use of the period ending September 30, 2012 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage for the calendar year. Throughout this report the unit price used for crude oil, condensate, natural gas and sulfur is based upon the appropriate price in effect for each of the twelve months during fiscal 2011 and averaged for the period.

     Based on the results of our calculation of estimated remaining proved producing reserves contained in the first part of this report, we have performed the calculations necessary to derive the cost depletion percentage for the 2012 calendar year. As detailed in Attachment B, the cost depletion percentage for the 2012 calendar year for Trust unit owners is equal to
9.9096 % of their cost base as of January 1, 2012.


DISCUSSION
----------

     The scope of this study was to review limited information we were able to compile and to prepare an estimate of the proved producing reserves attributable to the interests of the Trust from which the cost depletion percentage could be calculated. We prepared reserve estimates using acceptable evaluation principals for each source. These estimates were based in large part on the limited information supplied by the operator of the relevant properties.

     The quantities presented herein are estimated reserves of oil, natural gas, natural gas liquids and sulfur that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.


DESCRIPTION OF HOLDINGS
-----------------------

     The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former Grand Duchy of Oldenburg and located in the federal state of Lower Saxony, is held by Oldenburgische Erdolgesellschaft ("OEG"). OEG in turn is owned by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), the German subsidiary of ExxonMobil Corp. and by BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of ExxonMobil Corp. and the Royal Dutch/Shell Group of Companies. As a result by direct and indirect ownership, ExxonMobil Corp. owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG.

     The Oldenburg concession is the major source of royalty income for the Trust. All proved producing reserves within the Oldenburg concession are

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 3
For the Calendar Year 2012

covered by this report. Although the Trust has interests in other producing areas, reserves and net sales for these areas are no longer used in the
calculation of the annual cost depletion percentage.   The exclusion of these
reserves does not have a material effect on the calculation of the cost depletion percentage. We will continue to monitor the quarterly statements and, if increases are noted that could materially add reserves to the Trust, we will resume estimating future reserves.


     1. In 2002 Mobil Erdgas and BEB formed a new company ExxonMobil Production Deutschland GmbH to carry out all exploration, drilling and production within the Oldenburg concession. All sales activities are still handled by either Mobil Erdgas or BEB.

         (a) Under one set of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate (the "Mobil Agreement"). Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas or oil well gas, which together account for approximately 98% of all the royalties under said agreement.

         (b) Under another series of rights covering the entire Oldenburg concession and pursuant to an agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from gross sales receipts prior to the calculation of the royalty to be paid to the Trust. Sulfur is a by-product of gas production and is not considered in the computation of total cost depletion.

         (c) The Trust is also entitled to receive from Mobil Erdgas a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. However, the payment of the sulfur royalty is provisional on whether Mobil Erdgas' selling price meets or exceeds the indexed base price. The selling price had been below the indexed base price for more than ten years, but beginning in the second quarter of fiscal year 2008 the price for sulfur exceeded the indexed base price. The average selling price for sulfur exceeded the indexed base price, and the Trust received sulfur royalties under the Mobil Agreement, during the second, third and fourth quarters of fiscal 2008, the first quarter of fiscal 2009, the third quarter of fiscal 2010 and the second, third and fourth quarters of fiscal 2011. Sulfur

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 4
For the Calendar Year 2012


              is a by-product of gas production and is not considered in the computation of total cost depletion.


OLDENBURG AREA -  SALES AND RESERVES
------------------------------------

     The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the hydrogen sulfide in much of the gas produced necessitates its removal before the gas can be sold. At the Grossenkneten desulfurization plant, the hydrogen sulfide in sour gas is removed. Following earlier renovations and improvements to the plant, the plant's present input capacity stands at 620 million cubic feet ("MMcf") per day. A second desulfurization plant, Norddeutsche Erdgas Aufbereitungs GmbH ("NEAG") remains connected by pipeline with the transportation system of the Oldenburg concession. Only four Oldenburg fields are connected to NEAG. As recently as 2007 and 2008, respectively, only 7.48% and 4.07% of the total amount of Oldenburg sour gas was processed at NEAG. We have received no information with respect to usage beyond 2008.


                              TOTAL SALES
                              -----------

     During the twelve months ending September 30, 2012, total sales for the Oldenburg area were as follows:

                                      WEST        EAST        TOTAL
                                      ----        ----        -----

     Gas Well Gas-MMcf               37,514      73,130      110,644
     Oil Well Gas-MMcf                   35          21           56
     Oil & Condensate-Barrels        79,355      37,161      116,516
     Sulfur-Short Tons              243,363     412,656      656,019



                              GROSS RESERVES
                              --------------

     Estimated gross remaining proved producing reserves attributable to the total Oldenburg area as of October 1, 2012 are as follows:

                                      WEST           EAST          TOTAL
                                      ----           ----          -----
     Gas Well Gas-MMcf              335,861        664,467      1,000,328
     Oil Well Gas-MMcf                  186             80            266
     Oil & Condensate-Barrels     1,209,528        520,067      1,729,595
     Sulfur-Short Tons            2,119,842      5,108,483      7,228,325

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 5
For the Calendar Year 2012

                                NET RESERVES
                                ------------

     To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:

          Mobil Erdgas                  West          East
          ---------------            ----------    ----------
              Gas & Oil                  4%            0%
              Sulfur                     2%            0%

          BEB
          ---------------
              Gas & Oil               0.6667%(1)    0.6667%(1)
              Sulfur                  0.6667%(1)    0.6667%(1)

         (1) Prior to the calculation of royalties, 50% of costs as reported for state royalty purposes are deducted.

     The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. The Trust's estimated remaining net proved producing reserves as of October 1, 2012 and net sales for the twelve month period ending September 30, 2012 are as follows:

                                       Reserves         Sales
                                       --------         -----
          Gas Well Gas-MMcf             19,417          2,174
          Oil Well Gas-MMcf                  8              1
          Oil & Condensate-Barrels      58,741          3,897
          Sulfur-Short Tons             81,874          8,997


     A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Attachment A.


                      LIMITATIONS OF AVAILABLE DATA
                      -----------------------------

     The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 6
For the Calendar Year 2012


reserves do not include either proved developed non-producing reserves or any class of probable reserves.

     The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of hydrocarbons and produced products that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.

     For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs. Individual well production histories were analyzed and an appropriate daily producing rate was utilized for each individual well in the preparation of a forecast of future producing rates until an anticipated economic limit.

     The estimates of reserves and the forecasted rates of production may be subject to regulation by various agencies, changes in market demand or other factors. Consequently, the volumes of reserves recovered and the actual rates of recovery may vary from the estimates included herein.

     The Trust, as an overriding royalty interest owner, does not receive proprietary data from the various operators on producing wells. Data, such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories on all of the wells which are used in volumetric and material balance type reserve estimates, are not available to the Trust. The lack of such data increases the inherent uncertainties of our reserve estimate.

     The Trust receives various quarterly statements from the operators that report production, sales and revenue data. Utilizing the same procedures as in prior years, this information plus published information received from W.E.G. (a German organization comparable to the American Petroleum Institute or the American Gas Association) has been used to prepare this annual report. In addition, the Trust retains a part-time consultant in Germany who is familiar with the German petroleum industry in general and the operating

North European Oil Royalty Trust                           December 21, 2011
Calculation of the Cost depletion Percentage                          Page 7
For the Calendar Year 2011


companies in particular. His periodic reports and communications were considered in the preparation of this report.

     We believe that reserve estimates prepared using all the available data are appropriate and sufficient for the calculation of the cost depletion percentage. However, due to the limitations of available data, this estimate of reserves cannot have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data, including twenty-one (21) years of experience working for the Trust, compensates somewhat for the limitations of available data.

     The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:

          Gas:     37.25 cubic feet per cubic meter at 14.7 psia
                   and 60 degrees Fahrenheit
          Oil:     7.23 barrels per metric ton
          Sulfur:  1.1 short tons per metric ton


                 CALCULATION OF COST DEPLETION PERCENTAGE
                 ----------------------------------------

     The categories of proved producing reserves considered in the calculation of the cost depletion percentage are oil, oil well gas, and gas well gas. Sulfur is a by-product of gas production and is not considered in the computation of total cost depletion percentage.

     For each category of reserves, a product base was established for the Trust as of January 1, 1976. Through the use of these product bases, we can account for the relative size of each of these categories of reserves and the corresponding impact on the calculation of the cost depletion percentage. The product base for each category of proved producing reserves is reduced annually by an adjustment that is calculated by multiplying the product base at the beginning of the current year by the depletion factor for that category of reserves. The depletion factor for each category of reserves is the ratio of the relevant net sales during the current year to the corresponding adjusted net proved producing reserves at the beginning of the current year.

     Significant items in the cost depletion percentage calculation that appear on Attachment B as specific item numbers, shown in parentheses and their sources are as follows:

          The adjusted estimated net proved producing reserves as of 10/1/11 Line (3) is obtained by adding the estimated remaining net proved producing reserves as of 10/1/11 Line (1) and the adjustments to reserves during the period Line (2). Therefore Line (3) =
          Line (1) + Line (2).

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 8
For the Calendar Year 2012


          The depletion factor Line (6) for each category of proved producing reserves is obtained by dividing the relevant net sales Line (4) by the corresponding adjusted estimated net proved producing reserves as of 10/1/11 Line (3). Therefore Line (6) = Line (4) / Line (3).

          The product base for each category of proved producing reserves as of 1/1/11 Line (7) and the adjustment taken during 2011 Line (8) were obtained from the previous year's report. The product base as of 1/1/12 Line (9) forms the initial starting point for the calculation of the cost depletion percentage for the 2012 tax year. The product base for 1/1/12 Line (9) then is Line (7) - Line (8).

          The adjustment to the product base for each category of proved producing reserves Line (10) is used to reduce the product base as of the beginning of each year. This adjustment is the product of the depletion factor for each category of proved producing reserves Line (6) multiplied by the corresponding product base as of 1/1/12 Line (9). Therefore Line (10) = Line (6) x Line (9).

          The cost depletion percentage Line (11) then is the sum of the adjustment to the product base of each category of proved producing reserves [Sum Line (10)] divided by the sum of the product base for each category as of 1/1/12 [Sum Line (9)]. Therefore Line (11) = [Sum Line (10)] / [Sum Line (9)].


     The cost depletion percentage represents the total allowable cost depletion for the 2012 calendar year for the Trust's unit owners, expressed as a percentage of their cost base as of January 1, 2012.

     Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study and calculation nor our compensation is contingent on our estimate of reserves or the results of our calculation.

     We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.



                                          Sincerely yours,
                                          RALPH E. DAVIS ASSOCIATES, INC.



                                          /s/ Allen C. Barron
                                          ----------------------------
                                              Allen C. Barron, P.E.
                                              President

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                          Page 9
For the Calendar Year 2012

                               ATTACHMENT A

                     NORTH EUROPEAN OIL ROYALTY TRUST
              RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY


ESTIMATED NET PROVED PRODUCING RESERVES AS OF OCTOBER 1, 2012
-------------------------------------------------------------

                                  OLDENBURG
---------------------------------------------------------------------------

         Gas Well Gas      Oil Well Gas         Oil/Cond.        Sulfur
             MMcf              MMcf              Barrels       Short Tons
         ------------      ------------        ----------      ----------
            19,417              8                58,741          81,874(1)


FIVE YEAR NET SALES SUMMARY
---------------------------
12 MONTHS ENDING SEPTEMBER 30, 2012
-----------------------------------

                                  OLDENBURG
---------------------------------------------------------------------------

         Gas Well Gas      Oil Well Gas         Oil/Cond.        Sulfur
             MMcf              MMcf              Barrels       Short Tons
         ------------      ------------        ----------      ----------
 2012       2,174               1                 3,897          8,997(1)
 2011       2,453               1                 4,380          8,243(2)
 2010       2,421               2                 3,916          6,937(3)
 2009       2,816               2                 4,828          8,780(4)
 2008       2,975               1                 4,763          8,985(5)


     (1) Royalty payments under the Mobil Ergas sulfur royalty representing all four quarters of fiscal 2012 were received.
     (2) Royalty payments under the Mobil Ergas sulfur royalty representing all four quarters of fiscal 2011 were received.
     (3) With the exception of the third quarter of fiscal 2010, no payments were received under the Mobil Erdgas sulfur royalty.
     (4) With the exception of the first quarter of 2009, no payments were received under the Mobil Erdgas sulfur royalty.
     (5) Payments under the Mobil Erdgas sulfur royalty resumed as of the second quarter of fiscal 2008 and continued through the remainder of the fiscal year.

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                         Page 10
For the Calendar Year 2012

                               ATTACHMENT B

                     NORTH EUROPEAN OIL ROYALTY TRUST
               CALCULATION OF TOTAL COST DEPLETION PERCENTAGE
                  For the Year Ending December 31, 2012

                                                   OLDENBURG
                                       -------------------------------------
                                       Gas Well     Oil Well
                                         Gas          Gas            Oil
                                         MMcf         MMCF         Barrels
                                       -------     ----------     ----------

TRUST NET RESERVES  (Million Cubic Feet of Gas and Barrels of Oil )
------------------------------------------------------------------

 1. Estimated remaining net proved
    producing reserves as of 10-1-11   23,172           2           54,380

 2. Adjustments to reserves
    during period                      -1,581           7            8,258

 3. Adjusted est. net proved
    producing reserves
    as of 10-1-11                      21,591           9           62,638

 4. Net sales from 10-1-11
    to 9-30-12                          2,174           1            3,897

 5. Estimated remaining net proved
    producing reserves
    as of 10-1-12                      19,417           8           58,741

RESERVE DEPLETION FACTOR
-----------------------------

 6. Depletion factor                  0.10069        0.11111       0.06221

TRUST WEIGHTED PRODUCT BASE ALLOCATION
-------------------------------------------

 7. Product base as of 1-1-11         4.21878        0.00379       0.17880

 8. Less adjustments taken
    during 2011                       0.40386        0.00126       0.01333

 9. Product base as of 1-1-12         3.81492        0.00253       0.16547

 10. 2012 Adjustment
     to product base                  0.38412        0.00028       0.01029

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                         Page 11
For the Calendar Year 2012

-----------------------------------------------------------------------------

 11. Cost depletion percentage for 2012 calendar year for Trust unit owners is equal to 9.9096 percent of their 1-1-2012 cost base.

-----------------------------------------------------------------------------


   Footnotes:

      Line (1) from reserves review as of 10-1-11
      Line (2) from reserves review as of 10-1-12
      Line (3) = Line (1) + Line (2)
      Line (4) from BEB and Mobil Erdgas statements
      Line (5) from reserves review as of 10-1-12
      Line (6) = Line (4) / Line (3)
      Line (7) from 2011 depletion calculations
      Line (8) from 2011 depletion calculations
      Line (9) = Line (7) - Line (8)
      Line (10) = Line (9) x Line (6)
      Line (11) = Sum Line (10) / Sum Line (9)































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North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                         Page 12
For the Calendar Year 2012


       SECURITIES AND EXCHANGE COMMISSION - DEFINITIONS OF RESERVES
       ------------------------------------------------------------


The following information is taken from the United States Securities and Exchange Commission:

PART 210 FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

   Section 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
--------

   Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

   Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
---------------------------

   Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons


                                 - 63 -

North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                         Page 13
For the Calendar Year 2012

must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

   (i)   The area of the reservoir considered as proved includes:

        (A) The area identified by drilling and limited by fluid contacts, if any, and

        (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

   (ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

   (iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

   (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

        (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

        (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

   (v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.





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North European Oil Royalty Trust                           November 29, 2012
Calculation of the Cost depletion Percentage                         Page 14
For the Calendar Year 2012


Reasonable Certainty
--------------------

   If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable Technology
-------------------

   Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
-----------------

   Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

   (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

   (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

   (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

   (iv) See also guidelines in paragraphs (iv) and (vi) of the definition of "Possible Reserves."



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For the Calendar Year 2012


Possible Reserves
-----------------

   Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

   (i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

   (ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

   (iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

   (iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

   (v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

   (vi) Pursuant to paragraph (a) (22) (iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.



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Calculation of the Cost depletion Percentage                         Page 16
For the Calendar Year 2012


Developed Oil and Gas Reserves
------------------------------

   Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

   (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

   (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
--------------------------------

   Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

   (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

   (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

   (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
----------------------

   The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

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For the Calendar Year 2012


Probabilistic Estimate
----------------------

   The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.


Reasonable Certainty
--------------------

   If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

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Calculation of the Cost depletion Percentage                         Page 18
For the Calendar Year 2012

                          CERTIFICATE OF QUALIFICATION
                          ----------------------------


          I, Allen C. Barron, Registered Professional Engineer, do hereby certify:


          1. That I am President of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 1717 St. James Place, Suite 460, Houston, Texas 77056.

          2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany as of October 1, 2012 for the purpose of calculating the cost depletion percentage applicable to Trust unit owners for the 2012 calendar year.

          3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.

          4. That I attended The University of Houston and that I graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering Option in 1968.

          5. That I am a Registered Professional Engineer in the State of Texas Registration Number 49284, and that I am a member in good standing of the National Society of Professional Engineers, the Texas Society of Professional Engineers, the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers, the American Association of Petroleum geologists and other industry organizations.

          6. That I have in excess of forty years of experience in the evaluation of oil and gas properties in the United States, Canada, South America, Asia and Germany, and that I have been practicing as a consultant in petroleum reservoir engineering since 1978.



                                          RALPH E. DAVIS ASSOCIATES, INC.

                                            /s/ Allen C. Barron
                                           ---------------------------------
                                                Allen C. Barron, P.E.
                                                President